3/18/04

04015273

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED MAR 1 2004 WASH, D.C. 158

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-46837 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
**DBS Vickers Securities (USA), Inc.**

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
**805 Third Avenue, Suite 1201**
(No. and Street)

| **New York** | **NY** | **10022** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
**Kyoung Kim** **212-826-3559**
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
**Ernst & Young LLP**
(Name – *of individual, state last, first, middle name*)

| **5 Times Square** | **New York** | **NY** | **10036** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

# OATH OR AFFIRMATION

I, Kyoung N. Kim, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of DBS Vickers Securities (USA) Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Kyoung Kim, Controller
Title

Notary Public

NELLIE L. LEWIS
Notary Public, State of New York
No. 01LE6030109
Qualified in Kings County
Commission Expires Sept 9, 20 06

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) INDEPENDENT AUDITORS REPORT ON INTERNAL CONTROL

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# STATEMENT OF FINANCIAL CONDITION

DBS Vickers Securities (USA) Inc.

December 31, 2003
with Report of Independent Auditors

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

# Report of Independent Auditors

To the Stockholder and Board of Directors of
DBS Vickers Securities (USA) Inc.

We have audited the accompanying statement of financial condition of DBS Vickers Securities (USA) Inc. (the "Company") as of December 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of DBS Vickers Securities (USA) Inc. at December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 16, 2004

# DBS Vickers Securities (USA) Inc.

## Statement of Financial Condition

December 31, 2003

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $ 1,679,520 |
| Commissions receivable from affiliates | 505,693 |
| Furniture, equipment and leasehold improvements—net of accumulated depreciation and amortization of $398,715 | 92,106 |
| Prepaid expenses and other assets | 35,635 |
| Total assets | $ 2,312,954 |
| | |
| **Liabilities and stockholder's equity** | |
| Liabilities: | |
| Accrued expenses and other liabilities | $ 310,784 |
| Total liabilities | 310,784 |
| | |
| Stockholder's equity: | |
| Common stock, $.01 par value, 1,000 shares authorized, issued and outstanding | 10 |
| Additional paid-in capital | 2,684,990 |
| Accumulated deficit | (682,830) |
| Total stockholder's equity | 2,002,170 |
| Total liabilities and stockholder's equity | $ 2,312,954 |

*The accompanying notes are an integral part of these financial statements.*

## 1. Organization

DBS Vickers Securities (USA) Inc. (the "Company") is a Delaware corporation which is wholly-owned by DBS Vickers Securities Holdings PTE Ltd. (the "Parent"), a Singapore based company. The Company is registered with the Securities and Exchange Commission ("SEC"), National Association of Securities Dealers, Inc. ("NASD"), Texas Securities State Board and Ontario Securities Commission as a broker-dealer in securities.

The Company operates as a broker-dealer dealing principally in foreign equity securities and effects securities transactions on behalf of U.S. institutional clients through its foreign broker dealer affiliates on a delivery and/or receipt versus payment basis. The Company's commissions on foreign securities transactions are collected by an affiliate and remitted to the Company monthly. The Company does not hold cash or securities for its institutional customers.

The Company is exempt from the provisions of SEC Rule 15c3-3 under paragraphs (k)(2)(i) for foreign transactions and (k)(2)(ii) for domestic transactions.

## 2. Significant Accounting Policies

### Cash and Cash Equivalents

The Company considers highly-liquid investments with original maturities of three months or less to be cash equivalents. The Company maintains its cash and cash equivalents at major U.S. financial institutions, the balances of which at times may exceed federally insured limits.

### Depreciation and Amortization

Furniture, fixtures and equipment are recorded at cost (net of accumulated depreciation) and are depreciated over their estimated useful lives of two to four years. Leasehold improvements are amortized on the straight-line method over the lesser of their economic useful lives or the life of the lease.

### Securities Transactions

Securities transactions are recorded on a trade date basis.

## 2. Significant Accounting Policies (continued)

### Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange.

### Income Taxes

The Company records deferred taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Under SFAS No. 109, a current or deferred tax liability or asset is recognized for the current or deferred tax effects of all events recognized in the financial statements. Those effects are measured based on provisions of current tax law to determine the amount of taxes payable or refundable currently or in future years. The tax effects of earning income or incurring expenses in future years or the future enactment of a change in tax laws or rates are not anticipated in determining deferred tax assets or liabilities.

### Fair value of Financial Instruments

Financial instruments held by the Company are reported in the accompanying statement of financial condition at market value or amounts which approximate market value at December 31, 2003.

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## 3. Income Taxes

At December 31, 2003, the Company had a net deferred tax asset of approximately $300,000, which is primarily attributable to net operating loss carryforwards. A full valuation allowance has been placed against the deferred tax asset. Management does not believe that the benefit related to the deferred tax asset is more likely than not to be realized.

As of December 31, 2003, the Company had a net operating loss carryforward for Federal income tax purposes of approximately $530,000, which will begin to expire in 2023.

The Company also had state and local net operating loss carryforwards of approximately $1,040,000, which will began to expire in 2022.

## 4. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (15c3-1) which requires the maintenance of minimum regulatory net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum regulatory net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2003, the Company had regulatory net capital of $1,235,953 which is $985,953 in excess of the Company's net capital requirement.

## 5. Commitments

### Leases

On March 28, 2001, the Company entered into an operating lease for office space which expires on March 31, 2011. During March 2002, the Company sub-leased a portion of their office space.

## 5. Commitments (continued)

Future minimum lease payments, sublease rental and net rent commitments as of December 31, 2003 are as follows:

| | Operating Lease Payments | Sublease Rental | Net Rent Commitments |
|---|---|---|---|
| 2004 | $ 359,100 | $ (138,375) | $ 220,725 |
| 2005 | 359,100 | (142,475) | 216,625 |
| 2006 | 379,050 | (143,295) | 235,755 |
| 2007 | 385,700 | (23,883) | 361,817 |
| 2008 | 385,700 | – | 385,700 |
| Thereafter | 867,825 | – | 867,825 |
| Total | $ 2,736,475 | $ (448,028) | $ 2,288,447 |

## 7. Customer Transactions

In the normal course of business, the Company effects, as agent, transactions on behalf of customers on a basis of either delivery or receipt versus payment. If the agency transactions do not settle due to failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amounts. The risk of loss to the Company is normally limited to differences in market values of the securities compared to their contract amounts. All open transactions at December 31, 2003 settled with no resultant loss being incurred by the Company.